UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                            Sequential
     Exhibit                  Description                  Page Number
     -------                  -----------                  -----------

       1.         Press release on INCUMBENT BEZEQ
                  PILOTS WIMAX SERVICES IN ISRAEL
                  USING ALVARION'S BREEZEMAX(TM),
                  dated September 15, 2005                      4



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

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.


Date: September 16, 2005            By: /s/ Dafna Gruber
                                       -----------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer






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

                                         EXHIBIT 1
Contacts
Dafna Gruber, CFO             Carmen Deville
+972 3 645 6252               +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------

                              FOR IMMEDIATE RELEASE

                 INCUMBENT BEZEQ PILOTS WIMAX SERVICES IN ISRAEL
                         USING ALVARION'S BREEZEMAX(TM)
   Broadband Services Being Provided to Underserved Community in Negev Desert
                                       ---

TEL AVIV, Israel, September 15, 2005 -- Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced that Bezeq, the Israel Telecommunication Corporation incumbent, has purchased and deployed a pilot using its WiMAX-ready equipment, BreezeMAX 3500, to provide broadband in the southern Israeli city of Rahat, an underserved community located in the Negev desert. The first WiMAX system in Israel, operating in the 3.5 GHz range, is initially serving public institutions, such as schools and medical facilities where the need for broadband is greatest, and it will have the most impact on people's daily lives. Bezeq is now developing plans to extend the network to other communities in southern Israel.

This WiMAX pilot builds on an already strong relationship between the two companies. Over the years, Alvarion has supplied Bezeq with wireless systems to deploy thousands of wireless connections for voice and data services throughout Israel.

"We are pleased to supply Bezeq with our industry leading BreezeMAX system to bring broadband services to the underserved areas of Israel," said Zvi Slonimsky, CEO of Alvarion. "We are encouraged by the fact that spectrum was expressly allocated for this purpose and are optimistic about additional uses and more spectrum in 3.5 GHz."

BreezeMAX is Alvarion's WiMAX-ready platform that uses OFDM technology for advanced non-line-of-sight (NLOS) functionality to enable operators to offer broadband IP-based data and voice services over a large service area. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer multiple services to thousands of subscribers from a single base station. BreezeMAX networks are already installed with over 100 operators in more than 30 countries.



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

About Bezeq The Israel Telecommunication Corp., Limited

Bezeq is Israel's national telecommunications provider. Established in 1984, the company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of telecommunication services including domestic, international and cellular phone services; Internet, ADSL, and other data communications; leased lines, and corporate networks.

About Alvarion

With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum(TM) is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.


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